COMMENTS RECEIVED ON 02/13/2024

FROM Megan Miller

FIDELITY HEREFORD STREET TRUST (File Nos. 033-52577 and 811-07139)

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

FIDELITY RUTLAND STREET TRUST II (File Nos. 333-139427 and 811-21991)

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

FIDELITY GARRISON STREET TRUST (File Nos. 033-09148 and 811-04861)

FIDELITY HASTINGS STREET TRUST (File Nos. 002-11517 and 811-00215)

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)

FIDELITY ADVISOR SERIES II (File Nos. 033-06516 and 811-04707)

FIDELITY ADVISOR SERIES IV (File Nos. 002-83672 and 811-03737)

FIDELITY SCHOOL STREET TRUST (File Nos. 002-57167 and 811-02676)

1)

All funds (Form N-CSR Filing)

C:

The Staff states that Item 19(a)(3) of N-CSR requires a separate certification for each principal executive and principal financial officer of the registrant per Rule 30a-2(a). The title of the individuals signing the certification contained in form N-CSR does not specifically include the title of “principal” executive officer or “principal” financial officer. Please confirm in correspondence that the individuals who sign the certification provided with the filing are the principal executive officer and/or principal financial officer. Going forward please confirm that such titles will be included.

R:

Fidelity confirms the President and Treasurer and separately the Chief Financial Officer do hold responsibilities consistent with the SEC’s reference to principal executive officer and principal financial officer, respectively. Moving forward, Fidelity will update the titles associated with the individuals signing the certifications accordingly.

2)

Fidelity Salem Street Trust (Form N-CEN Filing)

C:

The Staff inquires why Fidelity Salem Street Trust Filed a late N-CEN for the 1/31/2023 period.

R:

On May 4, 2023, Fidelity identified that eight trust level filings were not properly transmitted to the SEC in accordance with the required filing deadline. Fidelity prepared and reviewed the filings timely, however, inadvertently failed to complete the submission to the SEC in a timely manner. The delay was not attributed to any concerns with the accuracy or timing of fund related data. Fidelity notified the SEC by phone upon discovery that the filings were not submitted in accordance with the filing deadline. Fidelity has reinforced procedures to avoid a reoccurrence.

3)

Applicable funds (Form N-CSR Filing)

“Notes to Financial Statements”

C:

The Staff requests we indicate in the respective financial statement headings that the statements are consolidated. In addition, the audit opinion should include that the statements are consolidated.

R:

In response to a similar SEC comment received in August 2023, Fidelity now indicates in the respective financial statement headings that the statements are consolidated, and our auditors have updated their audit opinions accordingly.

4)

Applicable funds (Form N-CSR Filing)

“Schedule of Investments”

C:

The Staff asserts, per ASC 820-10-50-1b, within the Level 3 reconciliation, the reconciliation and change in unrealized appreciation (depreciation) on investments still held at period end should be shown by asset class, not in aggregate. Please update in future reports.

R:

Fidelity assesses materiality when including certain Level 3 reconciliation disclosures. To do so, we evaluate the fund’s Level 3 beginning balances, transfers in and out, and ending balances (related or compared) to the fund’s total investments in securities. If any balance exceeds the established materiality threshold, the fund discloses a Level 3 reconciliation. The balances for individual asset classes are subject to the same materiality thresholds to determine disclosure. For Fidelity Small Cap Growth Fund, an aggregate Level 3 reconciliation was presented based upon materiality of the beginning and ending balances. The fund did not present a Level 3 reconciliation for a specific asset class (or sector) due to the fact the balances fell below the materiality threshold.

5)

Applicable funds (Form N-CSR Filing)

“Schedule of Investments”

C:

The Staff requests we explain how the funds meet the requirement to categorize the schedule of investments by type of investment and related industry, country, or geographic location per S-X 12-12 footnote 2.

R:

Fidelity’s approach to funds’ categorization of the Schedules of Investments is designed to adhere to Regulation S-X 12-12 for all investments. While we currently do not further disaggregate certain investment types such as Foreign Government and Government Agency Obligations, Asset-Backed Securities and Commercial Mortgage Obligations in the portfolio listing, graphical tables in the Investment Summary present further categorization (e.g., geographic location) of the funds’ portfolio securities. We are evaluating ways to further enhance how we categorize the funds’ Schedules of Investments.

6)

Fidelity Large Cap Growth Index Fund (Form N-CSR Filing)

“Schedule of Investments”

C:

The Staff notes the fund has a significant percent of net assets in information technology; however, the most recent prospectus does not include sector risk disclosure. The Staff requests we explain if the strategies and risks of investing in that sector will be disclosed in the prospectus.

R:

The fund’s information technology holdings are consistent with the recent weightings of the fund’s index. Sector specific disclosure is not included in the “Principal Investment Strategies” section of the fund’s prospectus because the fund does not have principal investment strategies associated with investments in a particular sector. The fund does not invest >25% of its total assets in a single industry as a matter of fundamental policy, however its sector exposure can and does fluctuate to the extent the index itself fluctuates.

7)

Fidelity U.S. Low Volatility Equity Fund (Form N-CSR Filing)

“Notes to Financial Statements - Other”

C:

The Staff notes disclosure of significant ownership of the fund in the financial statements and requested we explain how large shareholder or shareholder concentration risk is addressed in the registration statement.

R:

The fund’s registration statement appropriately discloses the risk associated with shareholder concentration risk. More specifically, the statement of additional information (SAI) includes disclosure captioned “Funds of Funds and Other Large Shareholders.”

8)

All funds (Form N-CSR Filing)

“Performance”

C:

The Staff notes the font on the annual reports, specifically the $10,000 Over Life of Fund chart, is hard to read and suggests that we update going forward.

R:

Fidelity will review the font used for the $10,000 Over Life of Fund chart for appropriateness and evaluate updating going forward.

9)

Fidelity Short Duration High Income Fund and Fidelity High Income Fund (Form N-CSR Filing)

“Statement of Assets and Liabilities”

C:

The Staff notes that according to the notes to financial statements, the funds have certain commitments and contingencies, however, the balance sheets do not include a line item that references the notes to financial statements. The Staff asks that we update going forward.

R:

Where applicable, the funds will add the requested line item and parenthetical reference to the footnote disclosures on the Balance Sheet in future reports.

10)

Applicable funds (Form N-CSR Filing) –

“Management Discussion of Fund Performance”

C:

Certain funds, such as Fidelity Global High Income Fund and Fidelity Series 0-5 Year Inflation-Protected Bond Index Fund, have a monthly distribution policy or practice of maintaining a specified level of distributions and paid a return of capital on a prospective basis. The Staff requests we include a discussion of the extent to which each fund’s distribution policy resulted in distributions of capital or impacted its investment strategies and/or NAV.

R:

The Fidelity funds do not currently have a monthly distribution policy or practice of maintaining a specified level of distributions. To the extent the funds establish or implement a policy specifying a level of distributions, we will disclose in accordance with instructions in Form N-1a.

11)

Applicable funds (Form N-CSR Filing)

“Notes to Financial Statements”

C:

The Staff notes that certain funds entered into TBA sales transactions and requests we include in the notes to financial statements a description as to how TBA sales commitments are closed and if there is any realized gain loss and the accounting for any realized gain loss.

R:

Fidelity will review the funds’ disclosures related to TBA sales commitments and address how they are closed and any realized gain loss treatment in the notes to financial statements moving forward.

12)

Applicable funds (Form N-CSR Filing)

“Schedule of Investments”

C:

The identified funds classify the schedule of investments by country, however, there is significant industry concentration. Please refer to the guidance in ASC 825-10-50 and the AICPA Expert Panel meeting minutes dated January 21, 2020 and consider including a summary of investments by industry in the audited section of the financial statements.

R:

Fidelity’s approach to funds’ categorization of the Schedules of Investments is designed to adhere to Regulation S-X 12-12 for all investments. While we currently do not further disaggregate sector or industry groups in the portfolio listing for certain foreign market funds, graphical tables in the Investment Summary present further categorization (e.g., market sectors and geographical diversification) of the funds’ portfolio securities. Additionally, the fund’s notes to financial statements disclose risks and uncertainties related to significant concentrations in geographic locations. We are evaluating ways to further enhance how we categorize the funds’ Schedule of Investments.